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                                            Filed by Snyder Communications, Inc.
              Pursuant to Rule 425 under the Securities and Exchange Act of 1933

                                   Subject Company:  Snyder Communications, Inc.
                                                 Commission File No.:  001-12145

On March 1, 2001, Circle.com, a business unit of Snyder Communications, Inc., issued the following press release announcing the fourth quarter and full year results for Circle.com.

This press release contains information related to the proposed acquisition of the Circle.com common stock of Snyder Communications by Havas Advertising. Havas Advertising and Snyder Communications will be filing a proxy statement/prospectus and other relevant documents concerning the merger with the Securities and Exchange Commission (SEC). WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain the documents free of charge at the SEC's web site, http://www.sec.gov. In addition, documents filed with the SEC by Havas Advertising will be available free of charge from its Secretaire General, at 84, rue de Villiers, 92683 Levallois-Perret Cedex, France, (+33) 1.41.34.30.00. Documents filed with the SEC by Snyder Communications will be available free of charge from its Corporate Secretary at 6903 Rockledge Drive, Bethesda, Maryland 20817, 301-571-6265. INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS.


Press Release

Circle.com Reports Fourth Quarter and Full Year Results

NEW YORK, March 1 /PRNewswire/ -- Circle.com (Nasdaq: CIRC), an international e-commerce consultancy, today reported financial results for its fourth quarter and full year ended December 31, 2000, showing substantial revenue increases from the prior year.

The Company reported net revenue for the fourth quarter and full year of $15.7 million and $67.3 million, respectively, compared to $13.2 million and $35.7 million for the corresponding periods of 1999. The Company also reported a gross profit margin of 37.1% and 40.0% for the fourth quarter and full year, respectively, compared to 34.7% and 38.4% in the prior year. The Company reported an EBITDA loss of $6.8 million and $15.7 million for the fourth quarter and full year, respectively, compared to losses of $8.5 million and $12.4 million in 1999. The net loss attributable to Circle.com shareholders was $28.6 million and $42.7 million for the fourth quarter and full year, respectively, or losses of $1.27 and $1.89 per diluted share. Both the fourth quarter and full year periods in 2000 include a non-cash charge of $25.9 million related to the closing of the Company's Denver operation.
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"During the fourth quarter, we made significant progress in achieving three major transitions," said Charlie Tarzian, Circle's CEO. "First, we took significant steps to compress our cost structure, positioning ourselves to achieve the goal of profitable operations during 2001. Second, we began the process of planning for the integration of our operations with those of Havas Advertising's Euro RSCG Worldwide. And third, we have put the pieces in place to become a full-service provider of eCRM (electronic customer relationship management) thinking and implementation."

Tarzian also noted, "We are creating an agency whose capabilities and vision present clients with a comprehensive alternative to the traditional agency relationship in that we are focused on all aspects of the customer relationship, and on measuring the impact of that relationship."

He pointed out that Circle added several new clients, such as HPSC (a provider of financing to doctors and dentists), Navigator Consulting Group and Belo (a publishing conglomerate), as well as significantly expanding its relationships with a number of important clients, including IBM, Symantec, Chandon and New England Business Service.

Snyder Communications and Havas Advertising (Nasdaq: HADV; Euronext Paris SA:
HAV.PA) previously announced a definitive merger agreement under which all of the Circle.com tracking stock of Snyder Communications will be exchanged for Havas Advertising American Depository Shares valued at $1.27 per share of Circle.com common stock, subject to a 10% collar. This transaction is subject to Havas Advertising and Snyder Communications shareholder approvals and customary closing conditions. Havas Advertising, through its ownership of the SNC common stock of Snyder Communications, is expected to have sufficient voting rights to approve the transaction at the Snyder Communications stockholders meeting.

About Circle.com

Circle.com is the Internet professional services business unit of Snyder Communications, Inc. Circle.com offers complete end-to-end web enabling services for its Fortune 1000 and emerging Internet-based clients, specializing in Internet-based marketing and customer relationship management systems. Further information on Circle.com can be found on the company's web site at http://www.circle.com.
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About Havas Advertising

Havas Advertising is the world's fourth largest communications group*. Based in Paris, Havas Advertising has four operating divisions -- Euro RSCG Worldwide, headquartered in New York, NY, Media Planning Group in Barcelona, Spain, Diversified Agencies Group in Paris, France and Arnold Worldwide Partners, headquartered in Boston, Massachusetts. Havas Advertising brings a multicultural approach to its business that distinguishes it from other major communications companies. Havas Advertising has a presence in 75 countries. Havas Advertising offers a complete line of communications services, including general advertising, direct marketing, media planning and buying, corporate communications, sales promotion, design, sports marketing, human resources, multimedia interactive communications and public relations. Havas Advertising has a worldwide presence of over 250 agencies and a staff of approximately 20,000. Further information on Havas Advertising can be found on the company's web site at: http://www.havas-advertising.com or in Havas Advertising's registration statement on Form F-4 filed with the SEC (SEC file #333-43362), which may be obtained free of charge at the SEC's website, http://www.sec.gov.

* Advertising Age Annual Agency Report ranking, April 24, 2000


Forward-Looking Information

This document contains certain "forward-looking statements," within the meaning of the Private Securities Litigation Reform Act of 1995. These include statements regarding the proposed acquisition of the Circle.com stock, the anticipated closing of the transaction, and expectations about the future financial performance of Circle.com. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimated," "pro forma," and "intend" or future or conditional verbs such as "will," "would," or "may." Certain factors that could cause actual results to differ materially from expected results include delays in completing the Circle.com transaction, difficulties in integrating Circle.com with Havas Advertising's other businesses, and changes in global economic, business, competitive market and regulatory factors.
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                                   Circle.com
              (Dollar amounts in thousands, except per share data)

                                      Three Months            Twelve Months
                                         Ended                   Ended
                                      December 31,             December 31,
                                    2000       1999       2000           1999
                                      (unaudited)
Net revenues                      $ 15,726   $ 13,171   $ 67,287       $ 35,726
  Operating expenses:
      Professional
           services                  9,893      8,606     40,281         21,990
      Office and
          general (a)               42,370     11,402     81,834         27,177
      Recapitalization costs            --      3,825         --          3,825
Income (loss) from
    operations                     (36,537)   (10,662)   (54,828)       (17,266)
Interest expense, net               (1,039)      (417)    (4,053)          (646)
Income (loss) before
    income taxes                   (37,576)   (11,079)   (58,881)       (17,912)
Income tax
    provision (benefit)             (3,264)    (1,814)    (7,738)        (3,522)
Net income (loss)                  (34,312)    (9,265)   (51,143)       (14,390)
Less: Income (loss)
    related to SNC's
    retained interest               (5,668)    (1,714)    (8,455)        (2,739)
Income (loss) attributable
    to Circle.com
    stockholders                  $(28,644)  $ (7,551)  $(42,688)      $(11,651)
Diluted net income (loss)
    per share (b)                   $(1.27)    $(0.35)    $(1.89)        $(0.59)
Pro forma Circle.com
    shares (c)                      22,641     21,599     22,566         19,787
EBITDA                            $ (6,841)  $ (8,494)  $(15,740)       (12,442)

(a) Expenses for the three months and twelve months ended December 31, 2000 include a $25.9 million non-cash charge related to the closing of Circle.com's Denver operation.
(b)  Circle.com per share amounts exclude the portion of Circle.com's income
     (loss) which is attributed to SNC's retained interest.
(c) 1999 shares have been computed using the shares of Circle.com stock that would have been outstanding if the recapitalization of Snyder Communications had occurred at the beginning of 1999.

CONTACT: Doug Lombardo, Chief Financial Officer of Circle.com, 410-454-6227